

Mail Stop 3720

September 22, 2006

<u>Via U.S. Mail</u>
Maija Torkko
Senior Vice President and Controller
Nokia Corporation
Keilalahdentie 4, P.O. Box 226
FIN-00045 NOKIA GROUP
Espoo, Finland

      RE: **Nokia Corporation**
                  Form 20-F for Fiscal Year Ended December 31, 2005
                  Filed March 2, 2006
                  File No. 1-13202

Dear Maija Torkko:

      We have reviewed your filing and your response letters dated January 11, 2006 and March 2, 2006 and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 20-F for the Year Ended December 31, 2005</u>

Item 4.B Business Overview, page 34

1.   We note that you omit from the first sentence of the penultimate paragraph under Item
        4.B, Business Overview, language you previously stated you intended to include. To
        provide context for your references to Iran, Syria and Sudan in that paragraph, and to
        provide context for the references to U.S. economic sanctions and U.S. foreign policy in
        the final paragraph under the same heading, in future filings please include in the
        penultimate paragraph language regarding the fact that Iran, Syria and Sudan are
        identified as state sponsors of terrorism by the U.S. government.

Consolidated Financial Statements

Note 1. Accounting principles

Revenue recognition, page F-12

2.   We note your policy is to recognize revenues only equal to costs incurred to date, to the
        extent that such costs are expected to be recovered when you do not meet the conditions
        for use of the percentage of completion method. This policy appears to differ from the
        completed contract method under SOP 81-1. Tell us how you considered this difference
        in your US GAAP reconciliation.

Note 4. Percentage of completion, page F-25

3.   Please provide the disclosure required by paragraph 40 of IAS 11 for your contracts.

Note 39. Differences between International Financial Reporting Standards and US Generally
Accepted Accounting Principles

Pension expense and additional minimum liability, page F-69

4.   Tell us how your accounting for prior service cost resulting from plan amendments
        complies with paragraphs 96-101 of IAS 19.

Share based compensation, page F-70

5.   Disclose how you determined the exercise price for US GAAP. If you used the method
        described on page F-41, disclose your consideration of the guidance in APB 25 and FAS
        123R regarding your US GAAP financial reporting.

*   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Please furnish your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Sharon Virga, Senior Staff Accountant, at (202) 551-3385, or Kyle Moffatt, Accounting Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director